Payment Rights Certificate No. PAR-[●]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES, AND ANY INTEREST THEREIN, MAY NOT BE OFFERED, SOLD, ASSIGNED, OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

Effective Date: December 22, 2016

MOTUS GI HOLDINGS, INC.

PAYMENT RIGHTS CERTIFICATE

Motus GI Holdings, Inc., a Delaware corporation (the “Company”), for value received on December 22, 2016 (the “Effective Date”), hereby issues to [●] (the “Certificate Holder”) this Payment Rights Certificate (the “Certificate”) to receive [●]% of the aggregate Royalty Amount payable from time to time to the Holders of the Royalty Payment Rights (the “Certificate Payment”). This Certificate is one of a series of payment right certificates of like tenor that have been issued to the Placement Agent or its designees (the “Placement Agent Royalty Payment Rights Certificates”) in connection with the Company’s private offering of securities pursuant to the terms of that certain Confidential Private Placement Memorandum of the Company dated December 1, 2016, as the same may have been amended and supplemented from time to time, and the Placement Agency Agreement dated December 1, 2016, as the same may have been amended from time to time. The Placement Agent Royalty Payment Rights Certificates provide for an aggregate payment to all holders of such Placement Agent Royalty Payment Rights Certificates equal to 10% of the aggregate Royalty Amount paid from time to time to the Holders of the Royalty Payment Rights. All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in Exhibit A, attached hereto.

1. DURATION OF CERTIFICATE

(a) Timing of Payments to Certificate Holder. The Certificate Holder will be entitled to receive the Certificate Payments at the same time and in the same fashion as payments are made to the Holders of the Royalty Payment Rights, as described in Section (c) of Exhibit A, attached hereto.

(b) Royalty Period. This Certificate shall become void and of no value upon the expiration of the Royalty Term.

2. ISSUANCE OF CERTIFICATE

The Company shall register this Certificate upon records to be maintained by the Company for that purpose in the name of the record holder of such Certificate from time to time. The Company may deem and treat the registered Certificate Holder of this Certificate as the absolute owner thereof for the purpose of any Certificate Payments to the Certificate Holder thereof and for all other purposes.

3. TRANSFERS AND EXCHANGES OF CERTIFICATE

(a) Registration of Transfers and Exchanges. Subject to Section 3(b), upon the Certificate Holder’s surrender of this Certificate, with a duly executed copy of the Form of Assignment attached as Exhibit B and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Certificate may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company, to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Certificate Holder, the Company shall register the transfer of all or any portion of this Certificate. Upon such registration of transfer, the Company shall issue a new Certificate, in substantially the form of this Certificate, evidencing the acquisition rights transferred to the transferee and a new Certificate, in similar form, evidencing the remaining acquisition rights not transferred, to the Certificate Holder requesting the transfer.

(b) Certificate Exchangeable for Different Denominations. The Certificate Holder may exchange this Certificate for a new Certificate or Certificates, in substantially the form of this Certificate, evidencing in the aggregate the right to receive the Certificate Payment which may then be received hereunder, each of such new Certificates to be dated the date of such exchange and to represent the right to receive such percentage of Certificate Payments as shall be designated by the Certificate Holder. The Certificate Holder shall surrender this Certificate with duly executed instructions regarding such re-certification of this Certificate to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Certificate Holder.

(c) Restrictions on Transfers. This Certificate may not be transferred at any time without (i) registration under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) an exemption from such registration and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Certificate may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company.

(d) Permitted Transfers and Assignments. Notwithstanding any provision to the contrary in this Section 3, the Certificate Holder may transfer, with or without consideration, this Certificate (or a portion thereof) to the Certificate Holder’s Affiliates (as such term is defined under Rule 144 of the Securities Act) without obtaining the opinion from counsel that may be required by Section 3(c)(ii), provided, that the Certificate Holder delivers to the Company and its counsel certification, documentation, and other assurances reasonably required by the Company’s counsel to enable the Company’s counsel to render an opinion to the Company’s Transfer Agent that such transfer does not violate applicable securities laws.

4. MUTILATED OR MISSING CERTIFICATE

If this Certificate is mutilated, lost, stolen or destroyed, upon request by the Certificate Holder, the Company will, at its expense, issue, in exchange for and upon cancellation of the mutilated Certificate, or in substitution for the lost, stolen or destroyed Certificate, a new Certificate, in substantially the form of this Certificate, representing the right to acquire the equivalent amount of Certificate Payments; provided, that, as a prerequisite to the issuance of a substitute Certificate, the Company may require satisfactory evidence of loss, theft or destruction as well as an indemnity from the Certificate Holder of a lost, stolen or destroyed Certificate.

5. NO RIGHTS IN COMPANY’S SECURITIES

No holder of this Certificate, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company, nor shall anything contained herein be construed to confer upon the holder of this Certificate, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or subscription rights or otherwise.

6. NOTICES

All notices, consents, waivers, and other communications under this Certificate must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, if to the registered Certificate Holder hereof; or (d) seven days after the placement of the notice into the mails (first class postage prepaid), to the Certificate Holder at the address, facsimile number, or e-mail address furnished by the registered Certificate Holder to the Company, or if to the Company, to it at 150 Union Square Drive, New Hope, PA 18938, Attn: James Martin, CFO (or to such other address, facsimile number, or e-mail address as the Certificate Holder or the Company as a party may designate by notice to the other party).

7. SEVERABILITY

If a court of competent jurisdiction holds any provision of this Certificate invalid or unenforceable, the other provisions of this Certificate will remain in full force and effect. Any provision of this Certificate held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

8. BINDING EFFECT

This Certificate shall be binding upon and inure to the sole and exclusive benefit of the Company, its successors and assigns, the registered Certificate Holder or Certificate Holders from time to time of this Certificate.

9. GOVERNING LAW

This Certificate will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

10. DISPUTE RESOLUTION

In the case of a dispute as to the arithmetic calculation of the Royalty Amount and/or the Certificate Payment, the Company shall submit the disputed arithmetic calculation(s) via facsimile within two Business Days of receipt of a written notice from the Certificate Holder giving rise to such dispute, to the Certificate Holder. If the Certificate Holder and the Company are unable to agree upon such calculation of the Royalty Amount and/or the Certificate Payment within three Business Days of such disputed arithmetic calculation being submitted to the Certificate Holder, then the Company shall, within two Business Days, submit via facsimile the disputed arithmetic calculation of the Royalty Amount and/or the Certificate Payment to the Company’s independent, outside accountant. The Company shall cause at its expense the accountant to perform the calculation(s) and notify the Company and the Certificate Holder of the results no later than ten (10) Business Days from the time it receives the disputed arithmetic calculation(s). Such accountant’s calculation(s) shall be binding upon all parties absent demonstrable error.

11. NO THIRD PARTY RIGHTS

This Certificate is not intended, and will not be construed, to create any rights in any parties other than the Company and the Certificate Holder, and no person or entity may assert any rights as third-party beneficiary hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed as of the date first set forth above.

MOTUS GI HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Placement Agent Royalty Payment Rights Certificate]

EXHIBIT A

ROYALTY PAYMENT RIGHTS

The Holders of the Series A Convertible Preferred Stock of Motus GI Holdings, Inc. (the “Company”) have the royalty payment rights (the “Royalty Payment Rights”), as set forth in and subject to the terms and conditions of the Company’s Certificate of Designation, and as reproduced in this Exhibit A to this Payment Rights Certificate. Upon the Mandatory Conversion Date, any Holder of the Series A Convertible Preferred Stock will no longer be entitled to Royalty Payment Rights by virtue of owning shares of Series A Convertible Preferred Stock and instead the Company shall issue to each Holder a Royalty Payment Rights certificate, evidencing such Royalty Payment Rights, which certificate shall contain in all material respects the Royalty Payment Rights set forth in the Company’s Certificate of Designation.

Section (a) Definitions. For purposes of this Exhibit A, the following terms have the following meanings:

“Affiliate” means any person controlled directly or indirectly through one or more intermediaries, by the Company. A Person shall be regarded as in control of the Company if the Company owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other person, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such person.

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Certificate of Designation” means the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 20, 2016.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, including any securities issued or issuable with respect thereto or into which or for which such shares may be exchanged for, or converted into, pursuant to any stock dividend, stock split, stock combination, recapitalization, reclassification, reorganization or other similar event

“Company Conversion Notice” means a notice delivered by the Company to effect a Mandatory Conversion of all the outstanding Series A Convertible Preferred Stock, provided that the effective date of such Mandatory Conversion shall be no less than ten Business Days following delivery of such notice.

“Conversion Price” means $5.00, subject to adjustment as set forth in the Certificate of Designation.

“First Commercial Sale” means, on a country by country basis, with respect to a Product, the first bona fide sale of such Product to a third party by or on behalf of the Company or its Affiliates in a country after Regulatory Approval has been achieved for such Product in such country. For greater certainty, sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use shall not be considered to constitute a First Commercial Sale, so long as the Product is provided free of charge, or at or below cost.

- Exhibit A-1-

“Holder” shall mean the owner of the Series A Convertible Preferred Stock.

“Investor” mean the holder of Participating Royalty Interests.

“Licensing Proceeds” means all cash received by the Company and its Affiliates from third party licensees or partners with respect to licensing or partnering arrangements with respect to a Product, including, without limitation, (i) royalties based on sales of Products by third party licensees or their sublicensees; (ii) any licensing fees (including, without limitation, upfront fees) for rights to develop or commercialize Products, or other payments in connection with the licensing of rights with respect to Products; (iii) milestone payments (including without limitation, those based on development, regulatory or commercialization milestones for Products); and (iv) research and development funding.

“Mandatory Conversion” means the event, on the Mandatory Conversion Date, pursuant to which each outstanding share of Series A Convertible Preferred Stock will automatically convert into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price in effect on the Mandatory Conversion Date.

“Mandatory Conversion Date” means the sooner to occur of (i) December 19, 2019 or (ii) the effective date set forth in the Company Conversion Notice.

“Net Sales” means for any period, the gross amount invoiced by the Company and its Affiliates for the sale of Products, (including, without limitation, third party agents, distributors and wholesalers), less the total of the following, to the extent applicable:

(i)	trade, cash and/or quantity discounts not already reflected in the amount invoiced;

(ii)	all excise, sales and other consumption taxes (including VAT) and custom duties, whether or not specifically identified as such in the invoice to the third party;

(iii)	freight, distribution, insurance and other transportation charges, whether or not specifically identified as such in the invoice to the third party;

(iv)	amounts repaid or credited by reason of rejections, defects or returns or because of chargebacks, retroactive price reductions, refunds or billing errors;

(v)	any royalty amounts or license fees payable by the Company to a non-Affiliate third party for access to, or licensing in of, such non-Affiliate third party’s intellectual property rights for use or exploitation of the Products; and

(vi)	rebates and similar payments made with respect to sales paid for or reimbursed by any governmental or regulatory authority such as, by way of illustration, United States Federal or state Medicaid, Medicare or similar state program or equivalent foreign governmental program.

- Exhibit A-2-

For purposes of determining Net Sales, “sale” will not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes. “Net Sales” also excludes all Licensing Proceeds received by the Company and its Affiliates from third party licensees to the extent that a royalty payment has otherwise been made with respect to such Licensing Proceeds.

“Participating Royalty Interests” shall mean (i) for each Holder the number of shares of Series A Convertible Preferred Stock held on the applicable Record Date, and (ii) for all Holders in the aggregate the number of shares of Series A Convertible Preferred Stock held by all Holders on the applicable Record Date.

“Patent” shall mean all national, regional, and international (a) issued patents, including without limitation utility patents, design patents, and utility models; (b) pending patent applications (whether provisional or non-provisional); (c) divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and patents resulting from any opposition or post-grant proceedings, including without limitation post-grant review, covered business method patent review, inter partes review, and derivation proceedings; and (d) any other forms of governmental authority issued rights substantially similar to any of the foregoing.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” means the Company’s preferred stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Private Placement Offering” means only that private placement offering of Units conducted pursuant to the Confidential Private Placement Memorandum of the Company, dated November 30, 2016.

“Product” means either (i) the Pure-Vu system, including disposables, parts, and services or (ii) any other system or device that is covered by a Patent issued to or issuable to the Company as of December 20, 2016 (the date the Company’s Certificate of Designation was filed with the Secretary of State of the State of Delaware).

“Record Date” means the third Business Day prior to the applicable date, as determined in Section (c) of this Exhibit A, on which a Royalty Amount is payable by the Company.

“Regulatory Approval” means the approval of the Company’s Pure-Vu system product candidate by the U.S. Food and Drug Administration or the European Medicines Agency.

“Royalty Amount” shall have the meaning set forth in Section (b) of this Exhibit A.

- Exhibit A-3-

“Royalty Amount Per Share” shall be expressed as a dollar amount and shall be equal to the Royalty Amount divided by the aggregate Participating Royalty Interests on the applicable Record Date.

“Royalty Term” means, with respect to each Product, on a country by country basis in each country, commencing on the First Commercial Sale of the Product, if the Company is commercializing the Product directly, or the date the Company enters into a licensing agreement or partnering agreement for such Product until the last of:

(i)	the expiration of the last to expire of the Valid Claims covering such Product in such country; or

(ii)	the expiration of any regulatory exclusivity period covering such Product in such country.

For clarity, by way of example, the Royalty Term in the United States extends to October 2026 as of the effective date of the Certificate of Designation, which period may be altered by the prosecution of the Company’s patent claims and new patent filings from time-to-time.

“Series A Convertible Preferred Stock” means the series of Preferred Stock, $0.0001 par value per share, designated by the Company’s Certificate of Designation, as filed with the Secretary of State of the State of Delaware on December 20, 2016.

“Stated Value” means $5.00 per share.

“Units” means the units consisting of (i) three-quarter (3/4) of a share of Common Stock, and (ii) one-quarter (1/4) a share of Series A Convertible Preferred Stock offered pursuant to the Private Placement Offering.

“Valid Claim” means a claim (i) of an issued and unexpired United States Patent that has not been revoked or held permanently unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through re-issue or disclaimer or otherwise, or (ii) of any patent application included that has not been cancelled, withdrawn or abandoned or been pending for more than six (6) years.

Section (b) Royalties. During the Royalty Term, the Company will pay to the Holders, with the allocation between Holders determined as set forth in Section (e) of this Exhibit A, in aggregate, a royalty in an amount (referred to as the “Royalty Amount”) equal to:

Company Commercializes Product Directly	The Rights to Commercialize the Product is Sublicensed by Company to a third-party
3.0% of Net Sales, subject in all cases for all Products in any calendar year up to $30,000,000.	5.0% of any Licensing Proceeds, subject in all cases for all Products in any calendar year up to $30,000,000.

- Exhibit A-4-

Section (c) Timing of Royalty Payments. With respect to Products that the Company commercializes directly, royalty payments, if any, will be paid annually 15 Business Days after the issuance of the Company’s audited financial statements for the prior year. With respect to Products that the Company sublicenses or otherwise disposes of to a third-party, royalty payments, if any, will be paid 10 business days after the end of the applicable quarter in which such Licensing Proceeds were received by the Company. However, all royalty payments shall be accrued by the Company until 15 Business Days after the issuance of the Company’s audited financial statements for the earlier of (i) the calendar year in which Net Sales exceed $15 million or Licensing Proceeds exceed $2.5 million, or (ii) the year ended December 31, 2019, at which time all accrued royalties shall be paid in a lump sum along with the regular royalty payments and subsequent royalty payments will be made irrespective of the amount of annual Net Sales or Licensing Proceeds.

Section (d) Vesting. The shares of Series A Convertible Preferred Stock will be immediately vested upon issuance. If a Holder elects to convert all of its Series A Convertible Preferred Stock into Common Stock, pursuant to Section (a) of this Exhibit A, prior to the Mandatory Conversion Date, the Holder will forfeit any and all rights to future Royalty Payment Rights, if any. If a Holder elects to convert a portion but not all of its Series A Convertible Preferred Stock into Common Stock at any time prior to the Mandatory Conversion Date, such Holder will forfeit any rights to future Royalty Payment Rights, if any, with respect to such converted shares.

Section (e) Allocation of Royalty Payment. Once the Royalty Amount has been calculated as set forth in Section (b) of this Exhibit A, the royalty payable to each Investor shall be calculated as follows:

(i) Prior to the three year anniversary of the effective date of the Certificate of Designation, the royalty payable to each Investor will be equal to the Royalty Amount Per Share multiplied by the number of Participating Royalty Interests held by Investor on the applicable Record Date

(ii) On or after the three year anniversary of the effective date of the Certificate of Designation, the royalty payable to each Investor will be calculated by multiplying the Royalty Amount by the percentage set forth in each Investor’s Royalty Payment Rights certificate. The percentage set forth in each Royalty Payment Rights certificate will be calculated as follows:

Number of Participating Royalty Interests Held by Investor after the three year anniversary of the effective date of the Certificate of Designation
Total Participating Royalty Interests after the three year anniversary of the effective date of the Certificate of Designation

Section (f) Separability/Effect of Transfer. The Royalty Payment Rights may not be transferred separate from the shares of Series A Convertible Preferred Stock until after the three year anniversary of the effective date of the Certificate of Designation. Upon the three year anniversary of the effective date of the Certificate of Designation, the Company will issue a certificate representing the Royalty Payment Rights to each Holder of shares of Series A Convertible Preferred Stock at such date. Such Royalty Payment Rights certificate shall set forth the applicable percentage of any Royalty Amounts payable by the Company on or after the date of issuance of such Royalty Payment Rights certificate and the other applicable terms for such Royalty Payment Rights. Following the issuance of Royalty Payment Rights certificate, the Holders of shares of Series A Convertible Preferred Stock will not have any Royalty Payment Rights resulting from their ownership of such shares of Series A Convertible Preferred Stock and the Royalty Payment Rights shall soley be evidenced by the Royalty Payment Rights certificate and may be transferred, subject to the availability of an exemption from registration under applicable state and federal securities laws, separately from the shares of Series A Convertible Preferred Stock. For all transfers made prior to the three year anniversary of effective date of the Certificate of Designation, the Royalty Payment Rights will follow any transfer of the shares of Series A Convertible Preferred Stock. If a Holder transfers any of its shares of Series A Convertible Preferred Stock prior to the three year anniversary of the effective date of the Certificate of Designation, the transferee of such shares will have thereafter the Royalty Payment Rights related to the shares of Series A Convertible Preferred Stock it receives, and the transferring Holder will thereafter no longer have any Royalty Payment Rights in respect of the shares of Series A Convertible Preferred Stock it transferred.

Section (g) Unsecured Obligations. The Royalty Payment Rights are unsecured obligations of the Company.

Section (h) Amendments, Modifications and Waivers. Prior to the Mandatory Conversion Date, all modifications, amendments or waivers to the Royalty Payment Rights shall require the written consent of the Company and the Holders of the majority of the then outstanding shares of Series A Convertible Preferred Stock. Following the issuance of the Royalty Payment Rights certificate, all modifications, amendments or waivers to the Royalty Payment Rights shall require the written consent of the Company and the holders of Royalty Payment Rights certificates representing, in the aggregate, the right to receive at least 50% of any Royalty Amount payable by the Company.

- Exhibit A-5-

EXHIBIT B

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, ___________________________________ hereby sells, assigns and transfers to each assignee set forth below all of the rights of the undersigned under the Certificate (as defined in and evidenced by the attached Certificate) to acquire the percentage of the Certificate Payment set opposite the name of such assignee below and in and to the foregoing Certificate with respect to said acquisition rights:

Name of Assignee	Address	Certificate Payment Percentage

If the total above does not represent all of the Certificate Payment evidenced by the foregoing Certificate, the undersigned requests that a new Certificate evidencing the right to acquire the remaining portion of the Certificate Payment not so assigned by issued in the name of and delivered to the undersigned.

Name of Holder (print): _____________________________

(Signature):_______________________________________

(By:)
(Title:)
Dated: